Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2014 RESULTS —

2014 GOLD PRODUCTION EXPECTED TO EXCEED TOP END OF FORECAST,

2015 GUIDANCE INCREASED ON THE BACK OF STRONG OPERATING PERFORMANCE

Toronto (October 29, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported a quarterly net loss of $15.1 million, or a net loss of $0.07 per share for the third quarter of 2014.  This result includes a non-cash foreign currency translation loss on deferred tax liabilities of $11.3 million ($0.05 per share), other non-recurring losses of $4.9 million ($0.02 per share), various mark-to-market adjustment losses of $4.3 million ($0.02 per share), non-cash stock option expense of $3.5 million ($0.02 per share) and non-cash foreign currency translation gains of $4.7 million ($0.02 per share).  Excluding these items would result in an adjusted net income of $4.2 million, or $0.02 per share.  In the third quarter of 2013, the Company reported net income of $74.9 million, or $0.43 per share.

Earnings during the quarter were affected by: additional amortization expenses resulting from the increase in the net book value of depreciable assets under International Financial Reporting Standards (“IFRS”); increased exploration expenses at the new Amaruq project and at the Canadian Malartic Partnership; and lower realized gold prices on timing of sales (approximately 3% lower than the average London PM gold fix for the quarter).

The Company adopted IFRS as of July 1, 2014 and all financial results herein, including those for prior periods, have been calculated in accordance with IFRS.

For the first nine months of 2014, the Company reported net income of $104.3 million, or $0.55 per share.  This compares with the first nine months of 2013 when net income was $93.6 million, or $0.54 per share.  Financial results in the 2014 period were positively affected by significantly higher gold production (1,041,753 ounces as opposed to 776,892 ounces) due primarily to higher grades at Meadowbank, the acquisition of Canadian Malartic and contributions from commercial production at Goldex and La India.

Third quarter 2014 cash provided by operating activities was $71.2 million ($129.2 million before changes in non-cash components of working capital), compared to cash provided by operating activities of $88.4 million in the third quarter of 2013 ($176.1 million before changes in non-cash components of working capital).

For the first nine months of 2014, cash provided by operating activities was $504.4 million ($472.8 million before changes in non-cash components of working capital), as compared with the first nine months of 2013 when cash provided by operating activities was $340.3 million ($415.2 million before changes in non-cash components of working capital).

The higher net income and cash provided by operating activities in the first nine months of 2014 was in spite of lower realized metal prices and is a result of significantly higher gold production, as described above.

“In 2014, we have strengthened our businesses in each of our four principal operating regions, and we anticipate continued strong production performance in the fourth quarter of 2014 and for 2015 as a number of our key mines continue to expand and ramp up their output.  As such, we are pleased to provide increased production guidance of approximately 1.6 million ounces for 2015”, said Sean Boyd, President and Chief Executive Officer.  “With the pending closure of the Cayden acquisition and a maiden resource expected at Amaruq by early next year, Agnico is well positioned to drive further growth on both our Northern and Southern business platforms well into the future”, added Mr. Boyd.

Third quarter 2014 highlights include:

•                  Continued strong operating performance in the third quarter 2014 — Payable production1 of 349,273 ounces at total cash costs2 per ounce on a by-product basis of $716

•                  Canadian Malartic mine achieves record quarterly mill throughput and productivity — Mill processes an average of 52,539 tonnes per day (“tpd”) with cost per tonne below budget and top end of 2014 production guidance expected to be achieved

1 Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce is a Non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine” below.  Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. See “Note Regarding Certain Measures of Performance”. For information about the Company’s total cash costs per ounce on a co-product basis please see “Reconciliation of Non-GAAP Performance Measures”.

•                  Upper end of 2014 guidance projected to be exceeded — Production for 2014 is expected to be approximately 1.4 million ounces with total cash costs on a by-product basis of $650 to $675 per ounce

•                  Updated 2015 guidance — Production for 2015 is now expected to be approximately 1.6 million ounces as a result of expected increased production at Meadowbank, Kittila and the Mexican operations

•                  Initial resource expected at Amaruq project by early 2015 — 31,400 metre drill program completed in October 2014, final assays are being compiled, resource estimation in progress

•                  Cayden acquisition receives overwhelming securityholder approval — Acquisition expected to be completed by late 2014 or early 2015 pending Mexican regulatory approval. A $15 million exploration program has been proposed for 2015 after the acquisition closes

•                  Conversion to IFRS completed — 2013 and 2014 financials have been restated to reflect the conversion

Payable gold production in the third quarter of 2014 was 349,273 ounces (including 64,761 ounces from the Canadian Malartic mine) compared to 315,828 ounces (including 1,505 ounces of pre-commercial production from Goldex) in the third quarter of 2013.  A description of the production and cost performance for each mine is set out below.

Total cash costs per ounce of gold produced on a by-product basis for the third quarter of 2014 were $716.  This compares with $591 per ounce on a by-product basis in the third quarter of 2013.  The higher cash costs per ounce in the 2014 period were due primarily to lower production of gold at Meadowbank with the completion of mining in the higher grade Goose Pit, scheduled and unscheduled shutdowns at the LaRonde mill to upgrade the production and service hoist drives, and a two week tie-in shutdown for the mill expansion at Kittila.

Payable gold production for the first nine months of 2014 was 1,041,753 ounces (including 76,639 ounces from the Canadian Malartic mine) compared to payable gold production of 776,892 ounces (including 8,801 ounces of production from Kittila, Creston Mascota, and Goldex that were not included in the total cash cost calculation) in the comparable 2013 period.

For the first nine months of 2014, total cash costs on a by-product basis were $627 per ounce.  This compares with total cash costs of $659 per ounce on a by-product basis in the first nine months of 2013.  The higher production and lower total cash costs in 2014 are due to a strong first half contribution (higher production and lower costs) from Meadowbank and reflects contributions from Goldex, La India and Canadian Malartic.

Strong Operational Performance Across all Regions Drives Increased Production Guidance for 2014 and 2015

Over the course of 2014, the Company has strengthened its businesses in all four of its  principal operating regions, which has resulted in an increase to both the 2014 and 2015 production guidance.

In the Abitibi region, the LaRonde, Goldex, and Canadian Malartic mines are positioned for improved operating performance moving through 2014 and beyond.  The upgrading of the hoist drives at LaRonde in the third quarter of 2014 provides the mine better access to the higher grade, deeper portions of the orebody, which is expected to drive higher future production rates, anticipated to exceed 300,000 ounces per year by mid-2016.

At Goldex, lower than expected operating costs has allowed for the potential development of other satellite orebodies, which is expected to enhance the production profile and reduce costs.  Development of an exploration ramp into the Deep zone is being advanced to facilitate drilling to delineate mineable reserves by late 2015 or early 2016.  Given the strong operational performance achieved to date, the Goldex mining approach may also open up other mining opportunities in the Abitibi region.

At the Canadian Malartic mine, record quarterly mill and mine throughput levels have led to lower than expected costs and 2014 production is now forecast to come in at the higher end of the guidance range of 510,000 to 530,000 ounces (on a 100% basis). Ongoing optimization efforts are expected to result in further production and cost improvements in 2015.

The tie-in of the Kittila plant expansion led to lower than expected production in the third quarter of 2014.  Production in the fourth quarter is expected to return to more normal levels, and the plant expansion (to approximately 4,000 tpd) is expected to result in increased production levels starting next year.  Ramp development in the Rimpi zone is expected to provide future feed to the mill and enhance Kittila’s production profile.

Given its strong mill and mine performance, Meadowbank is on track for a record production year in 2014.  These operating efficiencies are expected to continue to drive strong production in 2015 as well. Impressive exploration results from an expanded 2014 exploration program at the new Amaruq discovery (approximately 50 km from the mine) appears to have the potential to extend the current Meadowbank mine life. A maiden resource is expected in early 2015 (just over a year from the time of the initial discovery at Amaruq) and studies are currently underway to evaluate how Amaruq can be incorporated into the Meadowbank mine plan with possible synergies to the Meliadine project.

The securityholders of Cayden Resources Inc. (“Cayden”) voted 99.0% in favour of the plan of arrangement under which Agnico Eagle would acquire Cayden.  On the closing of this acquisition Agnico Eagle will gain access to the El Barqueño property in Jalisco State, Mexico.  The Company believes that this property has the potential to develop into a significant production asset, which could drive additional growth on the Southern

Business platform.  Once Cayden is acquired, the Company expects to commence exploration activities at El Barqueño with a budget of $15 million proposed for 2015.

Given the strong operating results over the first nine months, the 2014 production forecast has been increased for a second time and is now expected to be approximately 1.4 million ounces, exceeding the previously announced second quarter 2014 guidance range of 1.35 to 1.37 million ounces, while total cash costs on a by-product basis are expected to remain in the range of $650 to $675 per ounce.  Expected all-in sustaining cost3  (“AISC”) guidance calculated on a by-product basis for 2014 is unchanged at $990 per ounce.

Given the favorable developments in the Company’s four principal operating regions, production for 2015 is now expected to be approximately 1.6 million ounces as a result of increased production forecasts at Meadowbank, Kittila and the Mexican operations.  Prior 2015 guidance (see the news release dated February 12, 2014) was 1.25 million ounces (excluding Canadian Malartic).  Detailed guidance for 2015, 2016 and 2017 will be included in Agnico Eagle’s regular three-year guidance news release to be provided in February 2015.

Quarterly Dividend Declared

The Board of Directors has approved the next quarterly dividend of 8 cents per share to be paid on December 15, 2014 to shareholders of record as of December 1, 2014.  Agnico Eagle has paid a dividend every year since 1983.

Conversion to International Financial Reporting Standards

Effective as of the third quarter 2014, the Company converted its basis of accounting from US GAAP to IFRS with a transition date of January 1, 2013. Agnico Eagle is now reporting under IFRS for interim and annual periods, with comparative information restated under IFRS. Additional disclosure regarding the IFRS conversion will be included in the Company’s Management’s Discussion and Analysis in respect of the third quarter of 2014, which is expected to be filed in November 2014.

As a result of the conversion to IFRS, the Company’s cost base for property, plant and equipment has been adjusted.  For new depreciable asset balances by mine, see the financial statements at the back of this news release.

3  All-in sustaining costs is a Non-GAAP measure and is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the amount of gold produced.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs. See “Note Regarding Certain Measures of Performance”.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

The measurement of deferred taxes under IFRS differs from US GAAP such that additional deferred tax expense in the amount of $10.3 million was recognized in the third quarter of 2014 due to the weakening of the Mexican peso and Euro relative to the US dollar during this period.  The Company’s expected overall tax rate for 2014 remains at 35% to 40%.

Cayden Resources Acquisition — Securityholders Approve Transaction, Mexican Regulatory Approval Pending

Securityholders of Cayden have overwhelmingly approved the acquisition by Agnico Eagle of all of the outstanding shares of Cayden.  Mexican regulatory approval is pending and the Company expects to complete the transaction by late 2014 or early 2015.

The maximum number of shares issuable by Agnico Eagle for the acquisition of Cayden will be approximately 4.86 million, or approximately 2.3% of Agnico Eagle’s outstanding shares (on a fully-diluted basis).

Cayden owns, has options to acquire or has staked, concessions constituting a 100% interest in the El Barqueño property, which covers approximately 41,000 hectares in the Guachinango gold district in Jalisco State, Mexico. El Barqueño hosts a significant epithermal bonanza type gold vein and disseminated stockwork system. Several gold bearing zones have been identified by drilling and trenching in an area approximately 13.5 km long by 4.7 km wide.

Cayden also owns a 100% interest in the Morelos Sur property, which covers approximately 13,000 hectares in the Guerrero gold belt in Guerrero State, Mexico. Morelos Sur consists of three properties (La Magnetita, Tenantla and Las Calles) and exploration by Cayden has outlined a 25 km2 gold soil anomaly at La Magnetita, and Tenantla.

The Cayden acquisition is consistent with Agnico Eagle’s long-term strategy of acquiring early stage projects where the Company believes it can add further value through focused exploration and mine building.  A $15 million exploration budget has been proposed for the El Barqueño property in 2015.

Third Quarter 2014 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Thursday, October 30, 2014 at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen in by telephone, please dial 416-847-6330 or Toll-free 1-866-530-1553. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 647-436-0148 or Toll-free 1-888-203-1112, access code 9653906. The conference call replay will expire on November 30, 2014 at 2:00 PM (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on www.agnicoeagle.com.

Capital Expenditures

Capital expenditures in the third quarter of 2014 were $125.4 million, including $29.2 million at Kittila, $19.0 million at Meadowbank, $18.5 million at LaRonde, $14.0 million at Pinos Altos, $6.5 million at Goldex, $5.0 million at Lapa, $4.8 million at La India and $1.4 million at Creston Mascota.  Capital expenditures at development projects included $10.8 million at Meliadine.

On a 100% basis, capital expenditures at the Canadian Malartic mine in the third quarter of 2014 were C$39.2 million (approximately C$106.3 million for the first nine months of 2014).

Capital expenditures for the first nine months of 2014 were $342.1 million.  For 2014, capital expenditures are expected to total approximately $499 million, representing a $31 million increase from the previously announced figure of $468 million which is due primarily to the capitalization of deferred stripping expenses as a result of the conversion of the Company’s accounting basis from US GAAP to IFRS and additional expenditures at Goldex to accelerate the exploration ramp development into the top of the deeper D zone.

Liquidity — Positive Amendments to Revolving Credit Facility

Cash and cash equivalents and short-term investments totaled $165.6 million at September 30, 2014, down from the June 30, 2014 balance of $265.4 million.  The decrease in the cash balance is largely due to expenditures related to the seasonal sealift program at Meadowbank and the partial repayment of the Company’s bank credit facility (the “Credit Facility”).  The outstanding balance on the Credit Facility was $500 million at September 30, 2014 which decreased from the June 30, 2014 balance of $520 million. Available bank lines as of September 30, 2014 are approximately $700 million.

Agnico Eagle’s share of the debt obligations associated with the Canadian Malartic GP (the “Partnership”), which operates the Canadian Malartic mine, are now consolidated on the Company’s balance sheet.

As at September 30, 2014, the Partnership (on a 100% basis) had C$46.3 million of cash and cash equivalents, C$122.4 million in long-term debt, C$75 million of convertible debentures and C$78.9 million of capital lease obligations.

In addition to the Credit Facility, the Company’s debt has five separate series of notes outstanding, with maturities spread out over a seven-year period, with the earliest maturity of $115 million due in 2017.

On September 8, 2014, the Company amended the Credit Facility to extend the maturity date from June 22, 2017 to June 22, 2019 and improved the pricing terms.

Northern Business Operating Review

LaRonde — Hoist Upgrade Complete, Q4 Production to Increase Significantly

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Current mine life is estimated to be through 2025.

The LaRonde mill processed an average of 4,634 tpd in the third quarter of 2014, compared to an average of 5,946 tpd in the corresponding quarter of 2013.  The lower mill throughput in the current period was largely the result of a planned three week shutdown in July to upgrade the production and service hoist drives at the Penna shaft, and an unscheduled five day shutdown due to an electrical issue with the service hoist drive discovered during the commissioning phase.

During the shutdowns, adjustments were made to the mining sequence in the third quarter of 2014.  As a result, less ore was mined from the deeper portion of the LaRonde mine with more ore coming from upper level stopes, which had lower gold grades.

With the hoist drive upgrade complete, production is expected to return to more normal levels (approximately 55,000 to 60,000 ounces) in the fourth quarter of 2014.  Production is also expected to benefit from the mining of higher grade ore as the Level 293 pyramid advances to maturity. The mined gold grade (3.10 grams per tonne, year-to-date) is expected to continue to increase towards the average reserve grade (5.0 grams per tonne) over the next several years.

Minesite costs per tonne4 were approximately C$111 in the third quarter of 2014 compared to C$107 per tonne in the third quarter of 2013.  The higher cost in the 2014 period is largely due to lower throughput related to the shutdowns described above.

For the first nine months of 2014, the LaRonde mill processed an average of 5,668 tpd, compared to 6,228 tpd in the first nine months of 2013.  Minesite costs per tonne were approximately C$100, compared to C$102 per tonne in the first nine months of 2013. Costs were lower primarily due to reduced labour costs, and lower material costs (electricity and consumables), which more than offset the impact of the shutdowns in the third quarter of 2014.

4 Minesite costs per tonne is a Non-GAAP measure.  For reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to Minesite Costs per Tonne by Mine” contained herein.  See also “Note Regarding Certain Measures of Performance”.

On a per ounce basis, LaRonde’s total cash costs per ounce were $861 on a by-product basis in the third quarter of 2014 on production of 37,490 ounces of gold.  This compares with the third quarter of 2013 when total cash costs per ounce were $772 on a by-product basis on production of 45,253 ounces of gold.  The decreased production in the third quarter of 2014 is due to lower mill throughput that resulted from the shutdowns which also resulted in an increase of total cash costs per ounce. In addition, there was also less by-product (silver and zinc) revenue in the third quarter of 2014 compared to the third quarter of 2013, as a result of lower quantities produced and a reduction in the realized price of silver, offset in part by an increase in the price of zinc.

In the first nine months of 2014, LaRonde produced 145,336 ounces of gold at total cash costs per ounce of $701 on a by-product basis.  This is in contrast with the first nine months of 2013 when the mine produced 130,445 ounces of gold at total cash costs per ounce of $812 on a by-product basis.  The higher production is due to the proportion of higher grade ore being mined from the deeper portion of the mine which has been increasing towards the average reserve grade.  The lower total cash costs in 2014 are largely related to increased gold production. An approximate increase of 19.7% in gold grade, period over period, more than offset the impact of the 2014 shutdowns.

After 2014, LaRonde is expected to increase production to an average life of mine production of more than 300,000 ounces of gold per year, reflecting the higher gold grades expected at depth.

Installation of a coarse ore conveyor system, which will extend from the 293 level to the crusher on the 280 level, remains on schedule and budget for start-up in the second half of 2015.  The new conveyor is expected to minimize the impact on trucking capacity and reduce congestion in the deeper portions of the mine.  Studies are also underway to investigate the potential to define reserves and carry out mining activities below a depth of 3.1 km (the current lower limit of the LaRonde reserve base).

Canadian Malartic General Partnership — Quarterly Records for Mill Throughput and Mine Productivity

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all issued and outstanding common shares of Osisko Mining Corporation, and created the 50:50 Partnership that owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.

During the third quarter of 2014, the Canadian Malartic mill (on a 100% basis) processed an average of 52,539 tpd, which was a new quarterly record.  Minesite costs per tonne were lower than budget at approximately C$19.60 (excluding royalties) as throughput improves and optimization efforts continue. The third quarter included a five day scheduled shutdown for mill maintenance.  The average stripping ratio was 2.6 to 1.0.

For the first nine months of 2014, the Canadian Malartic (on a 100% basis) mill processed an average of 50,580 tpd, with minesite costs per tonne of approximately C$20 (excluding royalties).  Minesite costs per tonne have been better than the guidance of C$21 per tonne (excluding royalties) that was issued on July 30, 2014, largely due to better productivity.

For the third quarter of 2014, production at the Canadian Malartic mine (on a 100% basis) was 129,521 ounces of gold at a total cash cost per ounce of $735 on a by-product basis.

In the first nine months of 2014, the Canadian Malartic mine produced 402,732 ounces of gold (on a 100% basis).  Canadian Malartic’s total cash costs per ounce were $650 on a by-product basis in the first nine months of 2014. Given the strong operational performance this quarter, it is expected that gold production (on a 100% basis) will be near the upper end of the guidance forecast range of 510,000 ounces to 530,000 ounces for the full year 2014.

Since acquiring its interest in the Canadian Malartic mine on June 16, 2014, Agnico Eagle’s share of production is 76,639 ounces at a total cash cost per ounce of $717 on a by-product basis.

The Partnership filed a NI 43-101 report on the Canadian Malartic mine on August 13, 2014 (for details please see the news release dated August 13, 2014).

In Agnico Eagle’s second quarter news release, total capital costs for 2014 at the Canadian Malartic mine (on a 100% basis) were estimated at approximately C$169.3 million.  Capital costs are now expected to be reduced to approximately C$154.6 million.  The change is largely due to optimization of the Gouldie pit and minor deferrals into 2015.

Canadian Malartic Mine Optimization Update — Several Initiatives are Underway

The Partnership is looking at a variety of ways to optimize operations at the Canadian Malartic mine.  The current crushing circuit has a nameplate capacity of 55,000 tpd.  Although this rate has been exceeded on a daily basis and monthly basis, throughput levels are forecast to be 51,000 to 52,000 tpd for the next six to twelve months, with a ramp up to full capacity of 55,000 tpd over a one to two year timeframe.  Various options are being evaluated to reach the design capacity.

Ounce reconciliation with the block model continues to be positive (3% to 4% higher), and could have a favourable impact on the quantity of gold produced going forward.

Near-term productivity improvements include:

•                  Using a loader to manage the stockpile and keep the crusher full at all times, which has also led to improved haul truck cycle times

•                  Ongoing optimization of the blasting pattern with the objective of producing finer material to feed into the crushing and grinding circuit

•                  Progressive reduction in the use of blasting mats through 2015 (localized use will continue post 2015)

During the third quarter, the following programs or studies were initiated:

•                  Creation of a productivity/continuous improvement team with a focus on reducing operating costs

•                  Evaluating the potential to convert to LNG fueled trucks, which are cheaper to operate and have lower greenhouse gas emissions

•                  Renegotiation of major contracts on fuel and consumables (evaluating potential synergies with other Agnico Eagle Abitibi operations)

•                  Program to review manpower requirements (including contractors)

•                  Optimization of the maintenance program for mobile equipment

•                  Optimization of liner wear in all major crushing components

•                  Looking at possible modification of the SAG mill liner design to increase the grinding efficiency and expected liner life

•                  Potential to use larger grinding media in the SAG mill

•                  Initiation of projects to reduce consumables consumption

•                  Optimization of waste rock management plans with an aim of trying to reduce cycle times

•                  Optimization of the life-of-mine plan

During the third quarter of 2014, the Partnership completed the transition and optimization of the previous Osisko head office in Montreal including relocating to a smaller administration office which is expected to result in annual savings of approximately C$25 to C$30 million. The Partnership is also committed to empowering its workforce to reduce/optimize costs at all levels of the organization.

Additional details on the optimization plan, and updated three year guidance will be provided with Agnico Eagle’s year-end 2014 results in February 2015.

Exploration Activities — $8.0 million Budget Approved Through Year-End 2014

In addition to being joint operators at the Canadian Malartic mine, Agnico Eagle and Yamana are also jointly exploring a portfolio of properties in the Kirkland Lake area, and the Pandora and Wood-Pandora properties in the Abitibi region of Quebec.

Subsequent to a review of exploration work carried out earlier this year, approximately $8.0 million (on a 100% basis) has been allocated towards exploration through the balance of 2014, with a focus on the Upper Beaver project in Kirkland Lake, and the Pandora property.  Activities will include the compilation of historical work at the various Kirkland Lake properties and the initiation of a technical report on the Upper

Beaver project.  Exploration expenditures in the third quarter of 2014 were approximately $2.8 million (on a 100% basis).

Work at Upper Beaver will focus on testing for near surface mineralization.  In addition, several drill holes are planned to test for mineralization below the current intercepts that encountered high-grade intervals at depths below 1,500 metres.  A technical report is expected to be completed by the end of 2014 that will evaluate the mineral potential and form the basis for a Preliminary Economic Assessment, which is expected to be completed in 2015.

At Pandora, drilling will evaluate the near surface North Branch zone, and several drill holes will also be drilled from the 101-W Exploration drift at the adjacent Lapa mine to test for mineralization at the South Branch target.

Underground drilling to test the South Branch target on the jointly owned Pandora property is currently underway from the 101—W drift.  This drift may be extended onto the Pandora property depending on the success of the drill program.

Lapa — Strong Mill Performance and Continued Cost Containment

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Current mine life is estimated to be through 2016.

The Lapa circuit at the LaRonde mill processed an average of 1,703 tpd in the third quarter of 2014, slightly higher than the 1,675 tpd processed in the third quarter of 2013.

Minesite costs per tonne were C$104 in the third quarter of 2014, compared to C$112 in the third quarter of 2013.  Despite mining at a deeper depth, the lower minesite costs in the current quarter are due to ongoing cost containment (including using less cemented backfill and ventilation automation), lower labor costs and better mine development performance versus the comparable period last year.

For the first nine months of 2014, the Lapa mill processed an average of 1,747 tpd, compared to 1,732 tpd in the first nine months of 2013.  Minesite costs per tonne were approximately C$106, below the C$112 per tonne in the first nine months of 2013 for the same reasons explained above.

Payable production in the third quarter of 2014 was 24,781 ounces of gold at total cash costs per ounce of $606 on a by-product basis.  This compares with the third quarter of 2013, when production was 24,361 ounces of gold at total cash cost per ounce of $686 on a by-product basis.  In the current period, the slight increase in gold production and lower total cash costs per ounce were generally due to slightly increased throughput levels, the processing of higher gold grades and lower minesite costs per tonne compared to the same quarter last year.

In the first nine months of 2014, Lapa produced 67,011 ounces of gold at total cash costs per ounce of $689 on a by-product basis.  This compares to the first nine months of 2013 when the mine produced 74,407 ounces of gold at total cash costs per ounce of $696 on a by-product basis.  The lower production in the 2014 period is primarily due to the processing of lower grades compared to the same period last year.

Development of the Zulapa Zone 7 (approximately 100 metres into the hangingwall of the main Lapa mining zone) is ahead of schedule with the first stope planned for Q4 2014 (about one quarter ahead of schedule).  Development of the nearby Zulapa Zone 8 is also being prioritized.

Goldex Mine — Low Cost Operation Continues to Ramp Up, New Satellite Zones Under Development

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the Goldex Extension Zone (GEZ) orebody were indefinitely suspended in October 2011.  Mining operations at the GEZ remain suspended. In July 2012, the M and E satellite zones were approved for development and these zones achieved commercial production in October 2013.

The Goldex mill processed an average of 5,851 tpd in the third quarter of 2014 and throughput is expected to increase to approximately 6,000 tpd by year end 2014. Minesite costs per tonne at Goldex were approximately C$32 in the third quarter of 2014.

For the first nine months of 2014, the Goldex mill processed an average of 5,647 tpd. Minesite costs per tonne were approximately C$33. Minesite costs per tonne have been significantly lower than 2014 guidance of C$37, primarily due to improved underground productivity, reduced labor costs and lower cement content in the paste backfill.

Payable gold production in the third quarter of 2014 was 27,611 ounces at a total cash cost per ounce of $582 on a by-product basis. In the first nine months of 2014, Goldex produced 70,970 ounces of gold at total cash costs per ounce of $661 on a by-product basis.

Development activities are continuing on the M2, M5 and E2 satellite zones. A new surface portal has been collared and approximately 50% of the pre-existing ramp has been refurbished to provide access to the M3 and M4 zones.

The Company is evaluating the potential to accelerate development of the exploration ramp into the DX zone (the top of the Deep zone). This ramp is designed to provide access for additional exploration drilling, with a goal of outlining a mineable reserve and the completion of a technical study by late 2015 or early 2016.

Development of the Deep zone would have the potential to further extend the mine’s life. Economies of scale may also be available if additional zones are developed as the mill has the ability to operate at over 8,000 tpd.  Given the strong operational performance achieved to date, the Goldex mining approach may also open up other mining opportunities in the Abitibi region.

Meadowbank — Lower Grade Mining Sequence Partially Offset by Strong Mill Performance

The 100% owned Meadowbank mine is located in Nunavut, Canada.  Current mine life is estimated to be through 2017.

The Meadowbank mill processed an average of 11,492 tpd in the third quarter of 2014.  This compares with 11,379 tpd in the third quarter of 2013.  The slight increase in the 2014 period is largely due to the continued optimization of the mine plan and improved equipment availability.

Minesite costs per tonne were C$74 in the third quarter of 2014, compared with C$81 per tonne in the third quarter of 2013.  Costs were lower in the 2014 period due to higher throughput in 2014 versus 2013, ongoing cost reduction initiatives, better fuel management and the positive currency impact from the weakening of the Canadian dollar.

For the first nine months of 2014, the Meadowbank mill processed an average of 11,365 tpd, compared to 11,334 tpd in the first nine months of 2013.  Minesite costs per tonne were approximately C$73 in the first nine months of 2014, below the C$78 per tonne in the comparable 2013 period for the same reasons described above.

Payable production in the third quarter of 2014 was 91,557 ounces of gold at total cash costs per ounce of $777 on a by-product basis.  This compares with payable production in the third quarter of 2013 of 133,489 ounces of gold at total cash costs per ounce of $610 on a by-product basis.  The decrease in year-over-year production and higher total cash costs is due to the expected decrease in the grade (approximately 31%) compared to the previous period resulting from the mining sequence.

In the first nine months of 2014, Meadowbank produced 366,162 ounces of gold at total cash costs per ounce of $561 on a by-product basis.  In the first nine months of 2013 the mine produced 307,180 ounces of gold at total cash costs per ounce of $761 on a by-product basis.  The stronger 2014 results are due to the mining of higher grade ore in the Goose pit during first half of 2014, slightly better recoveries and considerably lower minesite costs per tonne.

Gold production in the fourth quarter is expected to be in line with the third quarter of 2014, while production in 2015 is expected to significantly exceed prior guidance (375,000 ounces as presented in the news release of February 12, 2014) due to the expectation of a strong grade cycle in the Portage pit.

Amaruq Project — Maiden Resource Expected in Early 2015

Exploration at the Amaruq project in September and October focused on drilling the Whale Tail gold zone which was discovered in Summer 2014. The $9-million exploration program (144 drill holes totaling 31,623 metres) concluded in mid-October. This represents a significant increase from the $1.5-million program initially budgeted, due to the impressive results obtained from geophysics, field work and drilling as the year progressed.  Exploration expenditures during the quarter were $7.4 million.

Assay results have been received for more than 95% of this year’s drilling, with the rest expected in early November.  The 100%-owned Amaruq property is approximately 50 km northwest of the Meadowbank mine in Nunavut, and was last reported on in a news release dated September 29, 2014.  The latest drill intercepts are expected to be included in a news release scheduled for November.

Work is already underway on an initial Amaruq mineral resource estimate, which is anticipated in early 2015.  The current plan is to re-open the Amaruq exploration camp in late February 2015 and begin a winter drilling program in March, completing the camp expansion to accommodate 60 personnel by late March. Permitting and preliminary engineering activities continue for the possible construction of an all-weather exploration road linking the Amaruq exploration site to the Meadowbank mine for the transport of fuel, equipment and personnel.

Given the size and scope of the discovery, studies are currently underway to evaluate how Amaruq might be incorporated into the Meadowbank operational plan and possibly linked with the Meliadine project.

Kittila Mine — Mill Expansion Essentially Complete, Stronger Q4 Production Expected

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Current mine life is estimated to be through 2036.

In the third quarter of 2014, the Kittila mill processed an average of approximately 2,559 tpd. This compares with 3,341 tpd in the third quarter of 2013.  The planned mill shutdown in September to tie-in the expansion was the primary reason for the lower throughput in the 2014 period.

Minesite costs per tonne at Kittila were approximately €86 in the third quarter of 2014, compared to €71 in the third quarter of 2013. The increase in minesite costs per tonne is largely due to the above mentioned shutdown.

For the first nine months of 2014, the Kittila mill processed an average of 2,895 tpd, compared to 2,293 tpd in the first nine months of 2013.  The lower throughput in the 2013 period is primarily due to the 77 day shutdown related to the autoclave relining in the second quarter.

Minesite costs per tonne at Kittila were approximately €79 in the first nine months of 2014 and were €74 in the first nine months of 2013.  Costs over the two periods are not considered comparable given that minesite costs per tonne in the 2013 period do not include the 77 day shutdown related to the autoclave relining in the second quarter.

Third quarter 2014 gold production at Kittila was 28,230 ounces with a total cash cost per ounce of $951 on a by-product basis. In the third quarter of 2013 the mine produced 56,177 ounces at total cash costs per ounce of $518. Gold production and costs in the 2014 period were adversely affected by the September mill shutdown, and the mining of lower grades.  In addition, gold recoveries in the 2014 period were slightly below normal due to temporary site water balance issues.  Recoveries had returned to more normal levels before the September shutdown.

In the first nine months of 2014, Kittila produced 98,612 ounces of gold at a total cash cost per ounce of $861 on a by-product basis.  This is in contrast to the first nine months of 2013, when the mine produced 104,711 ounces of gold (including 5,389 ounces of production that were not included in the total cash cost calculation), at total cash costs per ounce of $564 on a by-product basis.  The higher cash costs and lower production in the 2014 period are mainly due to the reasons outlined above.

All major tie-ins related to the previously announced Kittila mill expansion have essentially been completed. The expansion has provided upgrades to both the grinding and flotation circuits and the oxidation and cyanidation circuits.

As reported in the second quarter 2014 news release, the expansion capacity was increased, which is expected to enable the Kittila mill to process over 4,000 tpd.  In order to utilize this increased capacity, the Company is looking at a combination of increased mine throughput and the processing of surface stockpiles.  As part of the program to increase mine throughput, a priority focus will be on developing the Rimpi zone through a ramp system to provide sufficient future feed to the mill and enhance Kittila’s production profile.

The higher plant throughput is expected to result in increased gold production in 2015 compared to guidance issued on February 12, 2014.

Meliadine — 2014 Project Activities Remain on Schedule and Budget

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is one of Agnico Eagle’s largest gold projects in terms of reserves and resources. Underground development, exploration drilling, technical studies and permitting have continued in the third quarter of 2014.

In the first nine months of 2014, 148 exploration and conversion drill holes totaling 36,547 metres were completed.  Year-to-date, the exploration ramp has been extended in length by 789 metres, and remains on track to reach the targeted depth of 225 metres by year-end.  Recent drill results are expected to expand gold resources at the Pump, Wesmeg/Normeg and Wolf deposits. An updated technical study is expected in early 2015. For additional details on this project, readers are referred to Agnico Eagle’s mid-year exploration news release dated July 30, 2014.

Final public hearings for Meliadine were successfully completed in late August 2014, with the Nunavut Impact Review Board (“NIRB”) granting conditional approval of the project.

Southern Business Operating Review

Pinos Altos — Record Daily Mill Throughput in September

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  Current mine life is estimated to be through 2025.

The Pinos Altos mill processed an average of 5,040 tpd in the third quarter of 2014, compared to 5,458 tpd per day processed in the third quarter of 2013.  Mill throughput in the 2014 period was lower due to an unplanned shutdown in July related to the replacement of the SAG mill transformer.  Following the repair, mill throughput in September was a new monthly record at 5,769 tpd.

During the third quarter of 2014, approximately 143,500 tonnes of ore were stacked on the heap leach at Pinos Altos, compared to 158,800 tonnes in the comparable 2013 period.

Minesite costs per tonne were $48 in the third quarter of 2014, compared to $45 per tonne in the third quarter of 2013.  Minesite costs per tonne at Pinos Altos are affected by normal operating variances in the proportion of heap leach to mill ore, the proportion of underground ore to open pit ore, variations in the proportion of waste to ore mined and variations in the currency exchange rate.

For the first nine months of 2014, the Pinos Altos mill processed an average of 5,311 tpd, compared to 5,244 tpd processed in the first nine months of 2013.  Approximately 436,800 tonnes of ore were stacked on the Pinos Altos leach pad during the first nine months of 2014, compared to 620,900 tonnes in the prior year period.  Minesite costs per tonne were approximately $48 compared to $42 per tonne in the first nine months of 2013 with variance due to the factors mentioned above.

Payable production in the third quarter of 2014 was 41,155 ounces of gold at a total cash cost per ounce of $545 on a by-product basis.  This compares with production of 43,736 ounces at a total cash cost per ounce of $396 on a by-product basis in the third quarter of 2013.  Production in the 2014 period was lower than the comparable 2013 period primarily due to the unplanned shutdown mentioned above.  The higher total cash costs in the 2014 period are primarily due to the shutdown and lower by-product credits.

In the first nine months of 2014, Pinos Altos produced 130,350 ounces of gold at total cash costs per ounce of $513 on a by-product basis.  This is in contrast to the first nine months of 2013 when the mine produced 135,283 ounces of gold at total cash costs per ounce of $348 on a by-product basis.  The higher cash costs in the 2014 period are primarily due to lower silver production and lower realized silver prices in the first quarter of 2014 compared to the first quarter of 2013.

Shaft sinking activities at Pinos Altos continued during the quarter and remain on budget.  The first phase of sinking, which involved slashing into a piloted raisebore hole, was completed to the 23 level during the quarter. The shaft is currently excavated to a depth of 416 metres, and the ultimate shaft depth is currently expected to be 793 metres.  The shaft project will allow better matching of the mill capacity with the future mining capacity at Pinos Altos when the open pit mining operation begins to wind down as planned in the next several years.

Creston Mascota — New Agglomerator and Overland Conveyors Lead to Increased Throughput

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Approximately 469,200 tonnes of ore were stacked on the Creston Mascota leach pad during the third quarter of 2014, compared to approximately 334,600 tonnes stacked in the third quarter of 2013.  The new agglomerator and overland conveyors were in full operation in the third quarter of 2014, resulting in approximately a 25% increase in throughput.

Minesite costs per tonne at Creston Mascota were $17 in the third quarter of 2014, compared to $19 in the third quarter of 2013. Costs were lower in the 2014 period primarily due to increased productivity as noted above.

For the first nine months of 2014, approximately 1,242,900 tonnes of ore were stacked on the Creston Mascota leach pad, compared to 950,700 tonnes in the prior year period.  Stacking resumed at Creston Mascota in April 2013, following the suspension of activities on the Phase one leach pad in October 2012.

For the first nine months of 2014, mine site costs per tonne at Creston Mascota were $17, unchanged from the $17 per tonne recorded in the first nine months of 2013.

Payable gold production at Creston Mascota in the third quarter of 2014 was 13,377 ounces at a total cash cost per ounce of $556 on a by-product basis.  This compares to 11,307 ounces at a total cash cost per ounce of $545 on a by-product basis during the third quarter of 2013.  The higher production in the 2014 period is a result of more tonnes stacked, while the slightly higher cash costs are due to higher consumables costs and an increase in parts inventory.

Payable gold production for the first nine months of 2014 was 34,853 ounces at a total cash cost per ounce of $587 on a by-product basis.  This compares to 23,361 ounces (including 1,907 ounces of production that are not included in the total cash cost calculation) at a total cash cost per ounce of $538 on a by-product basis in the first nine months of 2013.  The higher production and higher costs in the 2014 period are due to the reasons outlined above.

Improvements are being made to the carbon columns and the leach pumping system, which are expected to have a positive effect on recoveries.

La India — Crushing Circuit Refinements Expected to Enhance Production

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, was acquired in November 2011 through the Company’s purchase of Grayd Resources.  Commissioning of the mine commenced ahead of schedule in the third quarter of 2013.  Commercial production at La India was achieved on February 1, 2014.

Approximately 1,190,100 tonnes of ore were stacked on the La India leach pad during the third quarter of 2014. Stacking rates continue to ramp up and averaged approximately 12,936 tpd during the quarter.  Minesite costs per tonne at La India were $10 in the third quarter of 2014.

In the first nine months of 2014, approximately 3,346,500 tonnes of ore were stacked on the La India leach pad, with stacking rates averaging approximately 12,258 tpd.  Minesite costs per tonne at La India were $8 in the first nine months of 2014.

Payable gold production in the third quarter of 2014 was 20,311 ounces at a total cash cost per ounce of $547 on a by-product basis.

For the first nine months of 2014, La India produced 51,820 ounces of gold, including 3,492 ounces of pre-commercial production, at total cash cost per ounce of $483 on a by-product basis.

Operations continue to ramp up with month-over-month increases in production.  Planned modifications to the crushing and stacking circuits were completed during the third quarter.  Commissioning of the fine material crusher bypass system is underway and initial results have been positive.  In addition, the block model has yielded slightly more ore than planned, which has had a positive impact on both production and costs.

Board of Directors

It is with regret that during the quarter, the Company received the resignation of Mr. Clifford Davis due to health reasons.  Mr. Davis had been a director since 2008.  “Cliff was a valued and active member of our Board of Directors, most recently serving as chair of the Health, Safety, Environment and Sustainable Development Committee.  We will miss Cliff’s knowledge, expertise, and contributions and we wish him well”, said Mr. James D. Nasso, Chairman of the Board.

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

Dividend Reinvestment Plan

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including ‘‘total cash costs per ounce’’ and ‘‘minesite costs per tonne’’ that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS and for an explanation of how management uses these measures, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in and exchange rates, and in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking Non-GAAP financial measures to the most comparable IFRS measure.

The scientific and technical information contained in this news release relating to Northern Business operations has been approved by Christian Provencher, Ing., Vice-President, Canada and a “Qualified Person” for the purposes of The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”).  The scientific and technical information contained in this news release relating to Southern Business operations has been approved by Tim Haldane, P.Eng., Senior Vice-President, Operations — USA and Latin America and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to exploration has been approved by Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

Forward-Looking Statements

The information in this news release has been prepared as at October 29, 2014. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “will”, “planned” and similar expressions are intended to identify forward-looking statements.  Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, mine estimates horizons, production, total cash costs per ounce, minesite costs per tonne; all-in sustaining costs and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning expansion projects, recovery rates, mill throughput, and projected exploration expenditures, including costs and other estimates upon which such projections are based; estimates of depreciation expense, general and administrative expense and tax rates; the impact of maintenance shutdowns; the estimated timing and receipt of Mexican regulatory approval with respect to the Cayden acquisition; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future mining costs, total cash costs, minesite costs, all-in sustaining costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements and information regarding the sufficiency of the Company’s cash resources and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2103 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metals prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company’s reserve and resource position see the AIF or Form 40-F.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Operating margin(i) by mine:
Northern Business
LaRonde mine	$14,696	$25,461	$86,523	$74,015
Lapa mine	13,748	15,303	38,140	53,654
Goldex mine(ii)	17,237	—	40,045	—
Meadowbank mine	52,504	90,658	265,193	192,240
Canadian Malartic mine(iii)	33,224	—	36,892	—
Kittila mine	12,128	39,150	45,315	83,863
Southern Business
Pinos Altos mine	28,837	40,529	101,318	148,020
Creston Mascota deposit at Pinos Altos	8,032	10,445	23,173	13,787
La India mine(iv)	13,189	—	39,835	—
Total operating margin(i)	193,595	221,546	676,434	565,579
Amortization of property, plant and mine development	117,396	79,266	294,533	223,102
Exploration, corporate and other	69,884	53,725	195,051	200,389
Income (loss) before income and mining taxes	6,315	88,555	186,850	142,088
Income and mining taxes expense	21,365	13,637	82,597	48,521
Net income (loss) for the period	$(15,050)	$74,918	$104,253	$93,567
Net income (loss) per share — basic (US$)	$(0.07)	$0.43	$0.55	$0.54
Net income (loss) per share — diluted (US$)	$(0.07)	$0.43	$0.55	$0.54
Cash flows:
Cash provided by operating activities	$71,244	$88,365	$504,368	$340,254
Cash used in investing activities	$(131,662)	$(153,012)	$(728,493)	$(543,292)
Cash provided by (used in) financing activities	$(35,943)	$68,745	$247,921	$17,918
Realized prices (US$):
Gold (per ounce)	$1,249	$1,333	$1,284	$1,418
Silver (per ounce)	$17.72	$21.84	$19.33	$23.11
Zinc (per tonne)	$2,365	$1,874	$2,227	$1,891
Copper (per tonne)	$7,500	$7,330	$6,842	$7,122
Payable production(v):
Gold (ounces):
Northern Business
LaRonde mine	37,490	45,253	145,336	130,445
Lapa mine	24,781	24,361	67,011	74,407
Goldex mine(ii)	27,611	1,505	70,970	1,505
Meadowbank mine	91,557	133,489	366,162	307,180
Canadian Malartic mine(iii)	64,761	—	76,639	—
Kittila mine	28,230	56,177	98,612	104,711
Southern Business
Pinos Altos mine	41,155	43,736	130,350	135,283
Creston Mascota deposit at Pinos Altos	13,377	11,307	34,853	23,361
La India mine(iv)	20,311	—	51,820	—
Total gold (ounces)	349,273	315,828	1,041,753	776,892
Silver (thousands of ounces):
Northern Business
LaRonde mine	224	571	918	1,606
Meadowbank mine	34	26	85	71
Canadian Malartic mine(iii)	66	—	76	—
Kittila mine	1	2	4	4
Southern Business
Pinos Altos mine	425	600	1,307	1,818
Creston Mascota deposit at Pinos Altos	26	14	60	31
La India mine(iv)	44	—	111	—
Total Silver (thousands of ounces)	820	1,213	2,561	3,530
Zinc (tonnes)	2,230	3,648	8,083	15,342
Copper (tonnes)	989	1,241	3,601	3,603

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	39,279	47,185	145,494	133,726
Lapa mine	22,422	24,306	64,035	73,889
Goldex mine(ii)	26,762	—	68,624	—
Meadowbank mine	98,604	132,010	364,282	299,820
Canadian Malartic mine(iii)	60,093	—	76,470	—
Kittila mine	28,209	48,027	97,157	105,119
Southern Business
Pinos Altos mine	41,143	44,554	131,011	137,847
Creston Mascota deposit at Pinos Altos	12,793	12,761	33,758	21,460
La India mine(iv)	19,265	—	48,922	—
Total gold (ounces)	348,570	308,843	1,029,753	771,862
Silver (thousands of ounces):
Northern Business
LaRonde mine	249	584	911	1654
Meadowbank mine	32	26	84	71
Canadian Malartic mine(iii)	57	—	72	—
Kittila mine	1	1	4	4
Southern Business
Pinos Altos mine	430	588	1367	1814
Creston Mascota deposit at Pinos Altos	18	16	50	30
La India mine(iv)	42	—	102	—
Total Silver (thousands of ounces):	829	1,215	2,590	3,573
Zinc (tonnes)	3,936	3,030	8,067	15,309
Copper (tonnes)	988	1,253	3,604	3,611

Total cash costs per ounce of gold produced - Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$1,316	$1,470	$1,118	$1,526
Lapa mine	606	686	689	696
Goldex mine(ii)	582	—	661	—
Meadowbank mine	783	614	566	767
Canadian Malartic mine(iii)	754	—	737	—
Kittila mine(vii)	952	518	862	565
Southern Business
Pinos Altos mine	724	699	706	651
Creston Mascota deposit at Pinos Altos(viii)	589	572	620	562
La India mine(iv)	584	—	528	—
Weighted average total cash costs per ounce of gold produced	$794	$733	$716	$832

Total cash costs per ounce of gold produced - By-product basis (US$)(vi):
Northern Business
LaRonde mine	$861	$772	$701	$812
Lapa mine	606	686	689	696
Goldex mine(ii)	582	—	661	—
Meadowbank mine	777	610	561	761
Canadian Malartic mine(iii)	735	—	717	—
Kittila mine(vii)	951	518	861	564
Southern Business
Pinos Altos mine	545	396	513	348
Creston Mascota deposit at Pinos Altos(viii)	556	545	587	538
La India mine(iv)	547	—	483	—
Weighted average total cash costs per ounce of gold produced	$716	$591	$627	$659

Notes:

(i)                                   Operating margin is calculated as revenues from mining operations less production costs.

(ii)                                The Goldex mine’s M and E Zones achieved commercial production on October 1, 2013.

(iii)                             On June 16, 2014, the Company and Yamana Gold Inc. (“Yamana”) completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation by way of a court-approved plan of arrangement (the “Arrangement”).  As a result of the Arrangement, Agnico Eagle and Yamana each own 50.0% of Canadian Malartic General Partnership (“CMGP”), which operates the Canadian Malartic mine, and have formed a joint committee to manage its operations.  The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(iv)                              The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(v)                                 Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(vi)                              Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)                         Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 14 days during the second quarter of 2013.  The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(viii)                      Excludes the Creston Mascota deposit at Pinos Altos’ results for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013 due to an unexpected movement of leached ore at the Phase One leach pad.  The Creston Mascota deposit at Pinos Altos incurred $3,117 in production costs during the first quarter of 2013, which were excluded from total cash costs per ounce of gold produced.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at September 30,	As at December 31,
	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$158,823	$139,101
Short-term investments	6,821	2,217
Restricted cash	22,057	28,723
Trade receivables	61,728	67,300
Inventories	452,335	345,083
Income taxes recoverable	1,540	18,682
Available-for-sale securities	64,725	74,581
Fair value of derivative financial instruments	3,227	5,590
Other current assets	130,176	116,992
Total current assets	901,432	798,269
Non-current assets
Restricted cash	33,189	—
Goodwill	638,393	39,017
Property, plant and mine development	5,057,099	3,694,461
Other assets	44,756	48,334
Total assets	$6,674,869	$4,580,081
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$224,048	$173,374
Reclamation provision	2,798	3,452
Interest payable	21,095	13,803
Income taxes payable	15,369	7,523
Capital lease obligations	22,308	12,035
Current portion of long-term debt	18,933	—
Fair value of derivative financial instruments	535	323
Total current liabilities	305,086	210,510
Non-current liabilities
Long-term debt	1,359,549	987,356
Reclamation provision	241,641	184,009
Deferred income and mining tax liabilities	756,310	453,411
Other liabilities	42,515	27,389
Total liabilities	2,705,101	1,862,675
EQUITY
Common shares:
Outstanding - 210,091,009 common shares issued, less 1,060,386 shares held in trust	4,469,249	3,294,007
Stock options	197,291	184,078
Contributed surplus	37,254	37,254
Deficit	(740,445)	(800,074)
Accumulated other comprehensive income	6,419	2,141
Total equity	3,969,768	2,717,406
Total liabilities and equity	$6,674,869	$4,580,081

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

REVENUES
Revenues from mining operations	$463,388	$444,320	$1,393,676	$1,201,166

COSTS, EXPENSES AND OTHER INCOME
Production (i)	269,793	222,774	717,242	635,587
Exploration and corporate development	20,521	15,550	41,566	35,447
Amortization of property, plant and mine development	117,396	79,266	294,533	223,102
General and administrative	24,991	23,997	92,776	87,868
Impairment loss on available-for-sale securities	462	299	2,881	28,607
Finance costs	20,852	15,954	55,249	45,698
Loss (gain) on derivative financial instruments	7,908	(4,457)	3,644	(2,733)
Gain on sale of available-for-sale securities	(83)	—	(5,372)	—
Environmental remediation	8,490	—	9,163	—
Foreign currency translation (gain) loss	(4,679)	2,548	(3,170)	3,161
Other (income) expenses	(8,578)	(166)	(1,686)	2,341
Income before income and mining taxes	6,315	88,555	186,850	142,088
Income and mining taxes expense	21,365	13,637	82,597	48,521
Net income (loss) for the period	$(15,050)	$74,918	$104,253	$93,567

Net income (loss) per share - basic	$(0.07)	$0.43	$0.55	$0.54
Net income (loss) per share - diluted	$(0.07)	$0.43	$0.55	$0.54

Weighted average number of common shares outstanding (in thousands):
Basic	208,815	173,102	189,498	172,652
Diluted	208,815	173,452	190,139	173,032

Note:

(i)             Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

OPERATING ACTIVITIES
Net income (loss) for the period	$(15,050)	$74,918	$104,253	$93,567
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	117,396	79,266	294,533	223,102
Deferred income and mining taxes	6,982	12,762	26,189	28,441
Gain on sale of available-for-sale securities	(83)	—	(5,372)	—
Stock-based compensation	7,552	10,153	30,032	35,619
Impairment loss on available-for-sale securities	462	299	2,881	28,607
Foreign currency translation (gain) loss	(4,679)	2,548	(3,170)	3,161
Other	19,065	(1,050)	26,971	11,054
Adjustment for settlement of environmental remediation	(2,456)	(2,845)	(3,491)	(8,387)
Changes in non-cash working capital balances:
Trade receivables	6,972	(4,170)	15,225	3,579
Income taxes	4,468	(8,236)	24,988	(16,343)
Inventories	(54,962)	(76,932)	(25,059)	(55,682)
Other current assets	4,490	(29,081)	(315)	(49,937)
Accounts payable and accrued liabilities	(26,046)	23,464	9,710	37,645
Interest payable	7,133	7,269	6,993	5,828
Cash provided by operating activities	71,244	88,365	504,368	340,254

INVESTING ACTIVITIES
Additions to property, plant and mine development	(125,442)	(149,670)	(342,059)	(482,596)
Acquisition of Osisko Mining Corporation, net	—	—	(403,509)	—
Acquisition of Urastar Gold Corporation, net	—	—	—	(10,051)
Net (purchases) sales of short-term investments	(2,600)	2,711	(4,604)	6,323
Net proceeds from sale of available-for-sale securities	493	—	40,635	—
Purchase of available-for-sale securities and warrants	(13,861)	(2,769)	(27,246)	(55,028)
Decrease (increase) in restricted cash	9,748	(3,284)	8,290	(1,940)
Cash used in investing activities	(131,662)	(153,012)	(728,493)	(543,292)

FINANCING ACTIVITIES
Dividends paid	(14,546)	(32,618)	(39,459)	(94,267)
Repayment of capital lease obligations	(7,672)	(2,582)	(14,366)	(8,644)
Sale-leaseback financing	—	—	1,027	—
Proceeds from long-term debt	230,000	150,000	960,000	240,000
Repayment of long-term debt	(250,707)	(50,000)	(674,640)	(120,000)
Long-term debt financing	(2,127)	—	(2,127)	—
Repurchase of common shares for restricted share unit plan	—	—	(7,518)	(19,000)
Proceeds on exercise of stock options	6,538	—	16,994	8,006
Common shares issued	2,571	3,945	8,010	11,823
Cash (used in) provided by financing activities	(35,943)	68,745	247,921	17,918
Effect of exchange rate changes on cash and cash equivalents	(4,385)	634	(4,074)	(837)
Net (decrease) increase in cash and cash equivalents during the period	(100,746)	4,732	19,722	(185,957)
Cash and cash equivalents, beginning of period	259,569	107,379	139,101	298,068
Cash and cash equivalents, end of period	$158,823	$112,111	$158,823	$112,111

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$13,149	$7,344	$43,969	$35,891

Income and mining taxes paid	$16,911	$8,983	$38,232	$39,983

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs per the interim unaudited consolidated statements of income	$269,793	$222,774	$717,242	$635,587

LaRonde mine	47,070	57,939	141,107	175,579
Lapa mine	13,887	17,219	43,593	52,004
Goldex mine(i)	16,222	—	47,486	—
Meadowbank mine	72,838	84,858	203,725	235,885
Canadian Malartic mine (ii)	47,882	—	66,215	—
Kittila mine (iii)	23,963	25,283	80,347	52,347
Pinos Altos mine	29,293	30,499	90,652	86,917
Creston Mascota deposit at Pinos Altos(iv)	7,644	6,976	20,278	11,346
La India mine(v)	10,994	—	23,839	—
Total	$269,793	$222,774	$717,242	$614,078

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (vi) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$47,070	$57,939	$141,107	$175,579
Adjustments:
Inventory and other adjustments(vii)	2,273	8,601	21,437	23,486
Cash operating costs (co-product basis)	$49,343	$66,540	$162,544	$199,065
By-product metal revenues	(17,078)	(31,595)	(60,722)	(93,132)
Cash operating costs (by-product basis)	$32,265	$34,945	$101,822	$105,933
Gold production (ounces)	37,490	45,253	145,336	130,445
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$1,316	$1,470	$1,118	$1,526
By-product basis	$861	$772	$701	$812

Lapa Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$13,887	$17,219	$43,593	$52,004
Adjustments:
Inventory and other adjustments(vii)	1,141	(514)	2,608	(208)
Cash operating costs (co-product basis)	$15,028	$16,705	$46,201	$51,796
By-product metal revenues	(3)	(2)	(6)	(20)
Cash operating costs (by-product basis)	$15,025	$16,703	$46,195	$51,776
Gold production (ounces)	24,781	24,361	67,011	74,407
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$606	$686	$689	$696
By-product basis	$606	$686	$689	$696

Goldex Mine - Total Cash Costs per Ounce of Gold Produced (i)(vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$16,222	$—	$47,486	$—
Adjustments:
Inventory and other adjustments(vii)	(147)	—	(559)	—
Cash operating costs (co-product basis)	$16,075	$—	$46,927	$—
By-product metal revenues	(5)	—	(16)
Cash operating costs (by-product basis)	$16,070	$—	$46,911	$—
Gold production (ounces)	27,611	—	70,970
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$582	$—	$661	$—
By-product basis	$582	$—	$661	$—

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$72,838	$84,858	$203,725	$235,885
Adjustments:
Inventory and other adjustments(vii)	(1,136)	(2,884)	3,344	(267)
Cash operating costs (co-product basis)	$71,702	$81,974	$207,069	$235,618
By-product metal revenues	(570)	(559)	(1,615)	(1,751)
Cash operating costs (by-product basis)	$71,132	$81,415	$205,454	$233,867
Gold production (ounces)	91,557	133,489	366,162	307,180
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$783	$614	$566	$767
By-product basis	$777	$610	$561	$761

Canadian Malartic Mine - Total Cash Costs per Ounce of Gold Produced (ii)(vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$47,882	$—	$66,215	$—
Adjustments:
Inventory and other adjustments(vii) (viii)	935	—	(9,762)	—
Cash operating costs (co-product basis)	$48,817	$—	$56,453	$—
By-product metal revenues	(1,213)	—	(1,541)
Cash operating costs (by-product basis)	$47,604	$—	$54,912	$—
Gold production (ounces)	64,761	—	76,639
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$754	$—	$737	$—
By-product basis	$735	$—	$717	$—

Kittila Mine - Total Cash Costs per Ounce of Gold Produced (iii)(vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$23,963	$25,283	$80,347	$52,347
Adjustments:
Inventory and other adjustments(vii)	2,915	3,832	4,677	3,726
Cash operating costs (co-product basis)	$26,878	$29,115	$85,024	$56,073
By-product metal revenues	(26)	(9)	(87)	(41)
Cash operating costs (by-product basis)	$26,852	$29,106	$84,937	$56,032
Gold production (ounces)	28,230	56,177	98,612	99,322
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$952	$518	$862	$565
By-product basis	$951	$518	$861	$564

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced (vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$29,293	$30,499	$90,652	$86,917
Adjustments:
Inventory and other adjustments(vii)	485	80	1,395	1,119
Cash operating costs (co-product basis)	$29,778	$30,579	$92,047	$88,036
By-product metal revenues	(7,344)	(13,260)	(25,229)	(40,954)
Cash operating costs (by-product basis)	$22,434	$17,319	$66,818	$47,082
Gold production (ounces)	41,155	43,736	130,350	135,283
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$724	$699	$706	$651
By-product basis	$545	$396	$513	$348

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced (iv)(vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$7,644	$6,976	$20,278	$11,346
Adjustments:
Inventory and other adjustments(vii)	233	(510)	1,317	706
Cash operating costs (co-product basis)	$7,877	$6,466	$21,595	$12,052
By-product metal revenues	(442)	(308)	(1,152)	(515)
Cash operating costs (by-product basis)	$7,435	$6,158	$20,443	$11,537
Gold production (ounces)	13,377	11,307	34,853	21,454
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$589	$572	$620	$562
By-product basis	$556	$545	$587	$538

La India Mine - Total Cash Costs per Ounce of Gold Produced (v)(vi)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$10,994	$—	$23,839	$—
Adjustments:
Inventory and other adjustments(vii)	869	—	1,685	—
Cash operating costs (co-product basis)	$11,863	$—	$25,524	$—
By-product metal revenues	(746)	—	(2,175)
Cash operating costs (by-product basis)	$11,117	$—	$23,349	$—
Gold production (ounces)	20,311	—	48,327
Total cash costs per ounce of gold produced ($ per ounce)(vi):
Co-product basis	$584	$—	$528	$—
By-product basis	$547	$—	$483	$—

Reconciliation of Production Costs to Minesite Costs per Tonne(ix) by Mine

LaRonde Mine - Minesite Costs per Tonne(ix)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013
Production costs	$47,070		$57,939		$141,107		$175,579
Inventory adjustment(x)	(3,488)		(1,666)		326		(5,772)
Minesite operating costs	$43,582		$56,273		$141,433		$169,807
Minesite operating costs (thousands of C$)	C$	47,474	C$	58,438	C$	154,785	C$	173,810
Tonnes of ore milled (thousands of tonnes)	426		547		1,547		1,700
Minesite costs per tonne (C$)(ix)	C$	111	C$	107	C$	100	C$	102

Lapa Mine - Minesite Costs per Tonne(ix)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013
Production costs	$13,887		$17,219		$43,593		$52,004
Inventory adjustment(x)	1,086		(547)		2,544		(310)
Minesite operating costs	$14,973		$16,672		$46,137		$51,694
Minesite operating costs (thousands of C$)	C$	16,310	C$	17,314	C$	50,492	C$	52,913
Tonnes of ore milled (thousands of tonnes)	157		154		477		473
Minesite costs per tonne (C$)(ix)	C$	104	C$	112	C$	106	C$	112

Goldex Mine - Minesite Costs per Tonne(i)(ix)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013
Production costs	$16,222		$—		$47,486		$—
Inventory adjustment(x)	(175)		—		(507)		—
Minesite operating costs	$16,047		$—		$46,979		$—
Minesite operating costs (thousands of C$)	C$	17,481	C$	—	C$	51,414	C$	—
Tonnes of ore milled (thousands of tonnes)	538		—		1,542		—
Minesite costs per tonne (C$)(ix)	C$	32	C$	—	C$	33	C$	—

Meadowbank Mine - Minesite Costs per Tonne(ix)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013
Production costs	$72,838		$84,858		$203,725		$235,885
Inventory adjustment(x)	(1,224)		(3,120)		3,716		(990)
Minesite operating costs	$71,614		$81,738		$207,441		$234,895
Minesite operating costs (thousands of C$)	C$	78,009	C$	84,880	C$	227,023	C$	240,596
Tonnes of ore milled (thousands of tonnes)	1,057		1,047		3,102		3,095
Minesite costs per tonne (C$)(ix)	C$	74	C$	81	C$	73	C$	78

Canadian Malartic Mine - Minesite Costs per Tonne (ii)(ix)

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013
Production costs	$47,882		$—		$66,215		$—
Inventory adjustment(viii)(x)	719				(10,029)
Minesite operating costs	$48,601		$—		$56,186		$—
Minesite operating costs (thousands of C$)	C$	52,942	C$	—	C$	61,491	C$	—
Tonnes of ore milled (thousands of tonnes)	2,417		—		2,815		—
Minesite costs per tonne (C$)(ix)	C$	22	C$	—	C$	22	C$	—

Kittila Mine - Minesite Costs per Tonne(iii)(ix)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$23,963	$25,283	$80,347	$52,347
Inventory adjustment(x)	2,817	3,759	4,313	3,465
Minesite operating costs	$26,780	$29,042	$84,660	$55,812
Minesite operating costs (thousands of €)	€20,217	€21,893	€62,488	€42,473
Tonnes of ore milled (thousands of tonnes)	235	307	790	574
Minesite costs per tonne (€)(ix)	€86	€71	€79	€74

Pinos Altos Mine - Minesite Costs per Tonne(ix)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$29,293	$30,499	$90,652	$86,917
Inventory adjustment(x)	96	(987)	(1)	(1,493)
Minesite operating costs	$29,389	$29,512	$90,651	$85,424
Tonnes of ore processed (thousands of tonnes)	607	661	1,887	2,052
Minesite costs per tonne (US$)(ix)	$48	$45	$48	$42

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(iv)(ix)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$7,644	$6,976	$20,278	$11,346
Inventory adjustment(x)	115	(605)	1,033	541
Minesite operating costs	$7,759	$6,371	$21,311	$11,887
Tonnes of ore processed (thousands of tonnes)	469	335	1,243	698
Minesite costs per tonne (US$)(ix)	$17	$19	$17	$17

La India Mine - Minesite Costs per Tonne(v)(ix)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
(thousands of United States dollars, except as noted)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Production costs	$10,994	$—	$23,839	$—
Inventory adjustment(x)	851	—	1,430	—
Minesite operating costs	$11,845	$—	$25,269	$—
Tonnes of ore processed (thousands of tonnes)	1,190	—	3,015	—
Minesite costs per tonne (US$)(ix)	$10	$—	$8	$—

Notes:

(i)                       The Goldex mine’s M and E Zones achieved commercial production on October 1, 2013.

(ii)                    On June 16, 2014, the Company and Yamana Gold Inc. (“Yamana”) completed the joint acquisition of 100.0% of the issued and outstanding common shares of Osisko Mining Corporation by way of a court-approved plan of arrangement (the “Arrangement”).  As a result of the Arrangement, Agnico Eagle and Yamana each own 50.0% of Canadian Malartic General Partnership (“CMGP”), which operates the Canadian Malartic mine, and have formed a joint committee to manage its operations.  The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(iii)                 Excludes the Kittila mine’s results for the second quarter of 2013. Due to an extended maintenance shutdown, the Kittila mine only operated for 14 days during the second quarter of 2013. The Kittila mine incurred $18,159 in production costs during the second quarter of 2013, which were excluded from the calculation of total cash costs per ounce of gold produced and minesite costs per tonne.

(iv)                Excludes the Creston Mascota deposit at Pinos Altos’ results for the first quarter of 2013 due to the temporary suspension of active leaching between October 1, 2012 and March 13, 2013.  The Creston Mascota deposit at Pinos Altos incurred $3,117 in production costs during the first quarter of 2013, which were excluded from total cash costs per ounce of gold produced.

(v)                   The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(vi)                Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the interim unaudited consolidated statement of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii)             Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue.  Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(viii)          For the second quarter of 2014 the Canadian Malartic inventory adjustment includes a fair value increment on finished goods inventory related to the purchase price allocation as part of the acquisition of the Canadian Malartic assets.

(ix)                Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the interim unaudited consolidated statement of income (loss) for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(x)                   This inventory adjustment reflects production costs associated with unsold concentrates.

AGNICO EAGLE MINES LIMITED

DEPRECIABLE ASSETS BALANCE BY MINE

(Unaudited)

Depreciable Assets by Mine

As at
(thousands of United States dollars)	September 30, 2014

LaRonde mine	$750,365
Lapa mine	65,236
Goldex mine	189,246
Meadowbank mine	363,368
Canadian Malartic mine	1,029,322
Kittila mine	702,510
Pinos Altos mine	409,682
Creston Mascota deposit at Pinos Altos	53,946
La India mine	409,939
Total	$3,973,614